As filed with the Securities and Exchange Commission on
   March 22,     1996

                                      Registration No. 33-64157

                 SECURITIES AND EXCHANGE COMMISSION
                       Washington, D.C. 20549


                       AMENDMENT NO.             2
                                 TO
                              FORM S-3
                       REGISTRATION STATEMENT
                                UNDER
                     THE SECURITIES ACT OF 1933


                           CAPITAL BANCORP
       (Exact name of registrant as specified in its charter)

     Florida                                         59-2160717
(State or Other Jurisdiction                   (I.R.S. Employer
of Incorporation or Organization)              Identification No.)

                        1221 Brickell Avenue
                        Miami, Florida  33131
                           (305) 536-1500
         (Address, Including Zip Code, and Telephone Number,
           Including Area Code, of Registrant's Principal
                         Executive Offices)


                           Daniel M. Holtz
    Chairman of the Board, President and Chief Executive Officer
                           Capital Bancorp
                        1221 Brickell Avenue
                        Miami, Florida 33131
                           (305) 536-1500

      (Name, address, including zip code, and telephone number, including area code, of agent for service)


                    Copies of communications to:

     Robert L. Grossman, Esquire          Timothy E. Kish, Esquire
     Greenberg, Traurig, Hoffman,         Senior Vice President and
     Lipoff, Rosen & Quentel, P.A.        General Counsel
     1221 Brickell Avenue                 Capital Bancorp
     Miami, Florida 33131                 1221 Brickell Avenue
     (305) 579-0500                       Miami, Florida  33131
                                          (305) 536-1500


  Approximate date of commencement of proposed sale to the public:

         From time to time after this Registration Statement
                         becomes effective.


     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 (the "Securities Act"), other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [ ]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.
[  ]

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]


     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.














Information contained herein is subject to completion or amendment.

A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.














































PROSPECTUS

            SUBJECT TO COMPLETION,             MARCH 22,     1996


                           120,000 Shares

                           CAPITAL BANCORP

                            Common Stock



     This Prospectus relates to an aggregate of 120,000 shares (the "Shares") of Common Stock, par value $1.00 per share (the "Common Stock"), of Capital Bancorp, a Florida corporation (the "Company"), proposed to be sold from time to time by certain shareholders of the Company (the "Selling Shareholders"). See "Selling Shareholders." The Company will not receive any proceeds from the sale of the Shares by the Selling Shareholders.

     The Company has been advised by the Selling Shareholders that they may from time to time sell all or a portion of the Shares offered hereby in one or more transactions in the over-the-counter market, on the National Market of the National Association of Securities Dealers Automated Quotation System, Inc. ("Nasdaq National Market") (or any exchange on which the Common Stock may then be listed), in negotiated transactions, or pursuant to a combination of such methods of sale. The Shares will be sold at market prices prevailing at the time of sale, at prices related to such market prices or at negotiated prices. The Selling Shareholders may effect such transactions by selling the Shares to or though broker-dealers, who may receive compensation in the form of underwriting discounts, concessions or commissions from the Selling Shareholders or purchasers of the Shares, or both, for whom they may act as agent (which compensation may be in excess of customary commissions). The Selling Shareholders and any participating broker-dealers may be deemed to be "underwriters" as defined in the Securities Act of 1933, as amended (the "Securities Act"). Neither the Company nor the Selling Shareholders can presently estimate the amount of commissions or discounts, if any, that will be paid by the Selling Shareholders in connection with their sale of the Shares from time to time.

     The Company has agreed to indemnify the Selling Shareholders against certain liabilities, including liabilities under the Securities Act. See "Plan of Distribution."

     The Common Stock is quoted on the Nasdaq National Market under
the symbol "CBCP."  On             March 11    , 1996, the last
reported sale price of the Common Stock on the Nasdaq National
Market was             $31.00     per share.  As of
   March 1    , 1996, there were             7,460,526     shares
of Common Stock issued and outstanding.


     The Company will pay all of the expenses, estimated to be approximately $46,490, in connection with this offering, other than underwriting commissions and discounts and counsel fees and expenses of the Selling Shareholders. The Shares are being registered at the request of the Selling Shareholders pursuant to a stock purchase agreement entered into by the Company, its subsidiary, Capital Bank, and the Selling Shareholders with respect to the Shares.


FOR A DISCUSSION OF CERTAIN RISKS THAT SHOULD BE CONSIDERED IN
EVALUATING AN INVESTMENT IN THE SHARES, SEE "RISK FACTORS"
BEGINNING ON PAGE 6.



THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


        The date of this Prospectus is             March       ,
1996






























                           CAPITAL BANCORP

                          TABLE OF CONTENTS



                                                             Page


AVAILABLE INFORMATION. . . . . . . . . . . . . . . . . . . . . . .


INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE  . . . . . . . . .


THE COMPANY. . . . . . . . . . . . . . . . . . . . . . . . . . . .
 .

   RECENT DEVELOPMENTS     . . . . . . . . . . . . . . . . . . . .

RISK FACTORS . . . . . . . . . . . . . . . . . . . . . . . . . . .

USE OF PROCEEDS. . . . . . . . . . . . . . . . . . . . . . . . . .

SELLING SHAREHOLDERS . . . . . . . . . . . . . . . . . . . . . . .

PLAN OF DISTRIBUTION . . . . . . . . . . . . . . . . . . . . . . .


DESCRIPTION OF COMMON STOCK. . . . . . . . . . . . . . . . . . . .

LEGAL MATTERS. . . . . . . . . . . . . . . . . . . . . . . . . . .

EXPERTS. . . . . . . . . . . . . . . . . . . . . . . . . . . . . .







     No person has been authorized to give any information or to make any representations other than as contained or incorporated by reference in this Prospectus in connection with the offering made hereby, and, if given or made, such information or representations must not be relied upon as having been authorized by the Company. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities other than those described in the cover page, or an offer to sell or a solicitation of an offer to buy the Shares offered hereby in any jurisdiction where, or to any person to whom, it is unlawful to make such offer or solicitation. Neither the delivery of this Prospectus nor any sales made hereunder shall, under any circumstances, create any implication that there has been no change in the affairs of the Company since the date hereof or that the information contained herein is correct as of any time subsequent to its date.





                        AVAILABLE INFORMATION


     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information filed by the Company may be inspected and copied (at prescribed rates) at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549 and at the Commission's regional offices located at Seven World Trade Center, Suite 1300, New York, New York 10048 and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Quotations relating to the Company's Common Stock appear on the Nasdaq National Market and reports, proxy statements and other information concerning the Company can also be inspected at the offices of the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006.

     The Company has filed with the Commission a Registration Statement on Form S-3 (the "Registration Statement") under the Securities Act with respect to the Shares offered hereby. This Prospectus, which is a part of the Registration Statement, does not contain all the information set forth in, or annexed as exhibits to, such Registration Statement, certain portions of which have been omitted pursuant to rules and regulations of the Commission. For further information with respect to the Company and the Shares, reference is hereby made to such Registration Statement, including the exhibits thereto. Copies of such Registration Statement, including exhibits, may be obtained from the aforementioned public reference facilities of the Commission upon payment of the prescribed fees, or may be examined without charge at such facilities. Statements contained herein concerning any document filed as an exhibit are not necessarily complete and, in each instance, reference is made to the copy of such document filed as an exhibit to the Registration Statement. Each such statement is qualified in its entirety by reference to such exhibits which are a part of the Registration Statement.


           INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents filed by the Company with the Commission under the Exchange Act are incorporated in and made a part of this Prospectus by reference:

     (a) the Company's Annual Report on Form 10-K for the year ended December 31, 1994;

     (b) the Company's Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31, 1995, June 30, 1995 and September 30, 1995 and Quarterly Reports on Form 10-Q/A for the fiscal quarters ended June 30, 1995 and September 30, 1995; and

     (c) the Company's Registration Statement on Form 8-A (Registration Number 0-26080) filed with the Commission on July 17, 1995, registering the Company's Common Stock under Section 12(g) of the Exchange Act.

     All documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date hereof and prior to the termination of this offering shall be deemed to be incorporated by reference herein and to be a part hereof from the date of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein, or in any other subsequently filed documents, which also are incorporated or deemed to be incorporated by reference herein, modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     This Prospectus incorporates documents by reference which are not presented herein or delivered herewith. The Company hereby undertakes to provide, without charge, to each person, including any beneficial owner, to whom a copy of this Prospectus is delivered, on the written or oral request of such person, a copy of any or all of the information incorporated herein by reference. Exhibits to any of such documents, however, will not be provided unless such exhibits are specifically incorporated by reference into such documents. The requests should be addressed to the Company's principal executive office: Attn: Timothy E. Kish, Senior Vice President and General Counsel, 1221 Brickell Avenue, Miami, Florida 33131, telephone number (305) 536-1500.





















                             THE COMPANY

     Capital Bancorp (the "Company") is a bank holding company that conducts it operations primarily through its wholly-owned banking subsidiary, Capital Bank, a Florida chartered bank ("Capital Bank"), and commercial factoring subsidiary, Capital Factors, Inc., a Florida corporation ("Capital Factors"). The Company was incorporated in Florida in April 1981 to acquire the common stock of Capital Bank, which commenced operations in 1974. Headquartered in Miami, Florida, Capital Bank operates 28 branch offices in Dade, Broward and Palm Beach counties. Capital Bank is primarily engaged in the delivery of retail banking products and services to customers and commercial and real estate lending activities. In May 1985, Capital Bank acquired 100% of the common stock of Capital Factors and in June 1994, Capital Factors completed a reorganization in which Capital Factors Holding, Inc., a Florida corporation ("Capital Factors Holding"), was formed. Capital Bank exchanged 100% of its Capital Factors common stock for 100% of Capital Factors Holding common stock. Capital Factors, which is based in Fort Lauderdale, Florida, provides commercial factoring services to manufacturers, wholesalers and service companies, primarily in South Florida, New York City, Southern California and North Carolina, and operates regional offices in Los Angeles, California, New York, New York and Charlotte, North Carolina. In addition, the Company owns approximately 4.9% of the common stock of Capital Bank, N.A., a commercial bank located in Washington, D.C.

     The primary focus of Capital Bank is to provide a wide variety of quality financial services to small and medium size businesses and general retail customers within South Florida. Capital Bank offers checking and other deposit services, makes commercial, installment and real estate loans, transmits funds, operates an international division, offers discount brokerage services and performs such other banking services as are usual and customary for banks of similar size and nature in South Florida. Additionally, Capital Bank's international division is engaged primarily in financing the import and export of goods from countries in Latin America and, to a lesser extent, countries in Europe and the Far East. The international division is also engaged in the refinancing of trade-related credits for foreign banks. Capital Factors provides factoring services to a variety of companies including textile and apparel manufacturers and manufacturers and distributors of consumer goods such as plastics, chemicals, paper, perfume and beauty aids. Capital Factors primarily purchases receivables from its clients and assumes all risks of collectibility, except for such risks resulting from fraud or invalid receivables, and from time to time makes interest-bearing advances to such clients.

     At          September 30, 1995,          the Company had total
assets of $1.5
billion, total deposits of $965 million and shareholders' equity of
$108 million.  As of             March 1    , 1996,
   7,460,526     shares of the Company's Common Stock were issued
and outstanding.

     The Company is subject to regulation by, and files annual reports with, the Board of Governors of the Federal Reserve System (the "FRB") and such additional information as the FRB requests. Capital Bank is subject to supervision and regulation by the Florida Department of Banking and Finance (the "FDBF") and the Federal Deposit Insurance Corporation (the "FDIC"). The deposits of Capital Bank are insured by the Bank Insurance Fund of the FDIC.

     The principal executive offices of the Company are located at 1221 Brickell Avenue, Miami, Florida 33131, and its telephone number is (305) 536-1500.


                          RECENT DEVELOPMENTS

     The following table presents certain financial data of the Company as of and for the years ended December 31, 1994 and 1995 and for the three month period ended December 31, 1994 and 1995, as well as certain balance sheet data as of September 30, 1995.

[CAPTION]


                                     Year Ended
                                    December 31,
                                1995               1994
                                (unaudited)        (audited)

                                (Dollars in thousands, except per
                                share data)

Income Statement Data:

Interest income                $109,331            $84,563

Interest expense                 41,752             25,114

Provision for credit
  losses                          5,835              5,760

Other income                     46,106             41,948

Other expenses                   80,288             74,459

Net income                       17,101             13,204

Return on assets                  1.20%              1.04%

Return on equity                 16.71%             15.10%


Per Share Data:

Net income (fully diluted)        $2.20              $1.79

Cash dividends                    $0.33              $0.33


(continued)

                                 Three Months Ended
                                    December 31,
                                1995               1994
                                (unaudited)        (unaudited)

                                (Dollars in thousands, except per
                                share data)


Income Statement Data:

Interest income                 $29,101            $23,844

Interest expense                 11,963              7,833

Provision for credit losses       1,735              1,200

Other income                     11,737             10,572

Other expenses                   19,963             21,335

Net income                        4,416              2,504

Return on assets                  1.14%              0.74%

Return on equity                 15.82%             10.99%


Per Share Data:

Net income (fully diluted)        $0.54              $0.34
Cash dividends                   $0.833             $0.833















[CAPTION]



                        December      September    December
                           31,           30,          31,
                          1995          1995         1994

Balance Sheet Data:    (unaudited)   (unaudited)   (audited)

Total assets           $1,593,119  $1,502,991   $1,319,863

Total loans and
 advances, net            920,356     906,723      805,057

Non-accrual loans
 and advances               9,074       7,422        7,098

Allowances for credit
 losses                    14,770      15,221       10,984

Deposits                1,038,755     965,476      876,793

Stockholders'
 equity                   113,725     107,640       91,363




     The Company's improved performance for the 1995 fiscal year and the fourth quarter can be attributed to a variety of factors. Capital Factors continued its strong growth during 1995 as its factored sales volume reached $2.0 billion, a 30% increase from 1994, which contributed to a 10% increase in other income. Increases in the Company's interest earning assets of $193 million resulted in significant improvement in net interest income. The Company experienced growth in commercial loans of $44 million. The largest contributing factor to the higher level of commercial loans was an increase of $28 million in asset based loans made by Capital Factors. Deposits also increased by $162 million due primarily to the Company's internal marketing efforts. Additionally, in July 1995, Capital Factors issued another $50 million in senior certificates, bringing the total outstanding to $175 million at December 31, 1995.

     The Company experienced a high level of overdrafts in 1995 of approximately $3.5 million, compared to $996,000 for 1994, which is reflected in other expenses. The overdraft losses, which were experienced primarily in the first two quarters of 1995, included $2.7 million which was related to one customer and is the subject of an ongoing criminal investigation. To mitigate the risk of future losses of this nature, management has revised and strengthened certain internal review and approval procedures.

     The increase in non-accrual loans during 1995 resulted primarily from several Argentine loans made by the Company, which arose from trade-related transactions. Following the devaluation of the Mexican peso in 1994, some banks in Argentina experienced liquidity problems due to a shift in deposits. As a result, two banks which had loans aggregating approximately $2.7 million, ceased operations in 1995. The increase in the allowance for credit losses for 1995 is the result of such loans and the higher levels of potential problem loans in the domestic commercial and real estate mortgage portfolio. Management does not believe these circumstances represent deteriorating trends, but are isolated to specific borrowers. During 1995, domestic loan charge-offs generally decreased as compared to 1994 as a result of overall improvement in the credit quality of borrowers. In the fourth quarter of 1995, $695,000, representing the balance owed by one of the Argentine banks was charged off. In addition, during the fourth quarter, one advance of approximately $1.3 million by Capital Factors was placed on non-accrual status, along with a real estate mortgage loan of approximately $600,000.

































                            RISK FACTORS

     Before investing in the Common Stock, prospective purchasers should carefully consider the matters set forth below as well as the other information set forth in this Prospectus.

No Assurance of Financial Success

     Banking continues to be complicated by competitive, regulatory and other factors, and by adverse economic conditions. The Company's continued success will depend on Capital Bank's ability to procure funds at a cost below its earnings on assets funded therewith, on its ability to effectively manage its loans and other assets, liabilities and related income and expenses, and on the availability of capital to support its current operations and future plans. In addition, because of risks involved in the collection of receivables, no assurances can be given that the factoring activities conducted by Capital Factors will continue to be profitable. As a result of the foregoing, there can be no assurances that the Company will continue to be successful and achieve its objectives.

Competition and Changes in the Banking Industry

     The banking industry in South Florida, the Company's primary market, is highly competitive. There are many larger financial institutions that operate in this area, including subsidiary banks of statewide regional bank holding companies, finance companies, thrift institutions and foreign banks. In addition to the traditional banking institutions, there are other entities which compete in the lending market, such as insurance companies, mortgage lenders, and small loan companies. The stock market, mutual funds, and other non-federally insured investments also compete with banks for their traditional source of funds, customer deposits. Competition in the banking industry places pressure on banks to lower the rates they charge on the loans they make and to increase the rates they pay on deposits, which reduces the spread between these two rates of interest and, in turn, a bank's profitability. Banks are also pressured to reduce the fees they charge for services, further reducing profitability.

     Additionally, the financial services industry is undergoing rapid transformation. During 1995, there have been many highly-publicized consolidations of large banking groups. In addition, the Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994 (the "Riegle-Neal Act"), as well as other legislation pending in Congress, has affected and will continue to affect the banking industry. In particular, as of September 29, 1995, the Riegle-Neal Act permits adequately capitalized and managed bank holding companies to acquire control of banks in any state. Additionally, beginning on June 1, 1997, the Riegle-Neal Act will permit banks to branch across state lines, although individual states may authorize interstate branches earlier. There is also pending certain congressional legislation seeking to repeal the Glass-Steagall Act, which would permit the cross-ownership of banking and securities companies. Other pending legislation would eliminate the savings and loan industry altogether by requiring thrifts to convert into commercial banks over a period of time. Additionally, the interaction between the banking and insurance industries remains controversial.

     As a result of the foregoing factors, uncertainty exists regarding the future of banking not only in South Florida, but in the country generally. As competition in the banking industry continues to grow and alliances are formed in the financial services industry, Capital Bank's earnings may be adversely affected in the future. There can be no assurance that Capital Bank will continue to successfully compete in the South Florida market.

Asset Quality and Allowances for Loan Losses and Bad Debts

     The success of bank holding companies, such as the Company, depends to a significant extent upon the quality of their loans and other assets. The Company's ratios of non-performing loans and advances to total loans and advances and non-performing assets to total loans and advances were .82% and 1.72%, respectively, at September 30, 1995. The Company's determination of the adequacy of its allowances for loan losses and bad debts is based on an evaluation of the risk characteristics of its loan and receivables portfolios, general past loss experience, the quality of specific loans, advances and receivables, the level of non-accruing assets, the value of underlying collateral, current economic conditions, volume growth of the portfolios and other relevant factors. The Company believes that its allowances for loan losses and bad debts at September 30, 1995 were adequate. However, if delinquency levels were to increase as a result of adverse general economic conditions in the Company's markets or for any other reason, this may no longer be true. There can be no assurances that the allowances will be adequate to cover losses or that significant increases to the allowances will not be required in the future if general economic conditions should decline. The need to make additional provisions for the allowance for loan losses or the allowance for bad debts could adversely affect the Company's results of operations.

Potential Impact of Changes in Interest Rates

     The Company's profitability is dependent to a large extent on its net interest income, which is the difference between its interest income on interest-earning assets, such as loans, accounts receivable advances by Capital Factors, and securities, and its interest expense on interest-bearing liabilities, such as deposits and other borrowings. Financial institutions, including the Company, will continue to be affected by changes in general interest rate levels and by other economic factors. Fluctuations in interest rates are not predictable or controllable. Interest rate risk also arises from mismatches between repricing or maturity characteristics of assets and liabilities. The Company has structured its assets and liabilities in an effort to mitigate the impact of changes in interest rates, although there can be no assurances of the Company's ability to continue to achieve existing levels of net interest income.

     Set forth below is a summary of maturity and repricing characteristics of the Company's interest-earning assets and interest-bearing liabilities at September 30, 1995. For purposes of this analysis, regular passbook savings and NOW accounts are included as repricing in 30 days or less, based on an assessment of the underlying liabilities. The difference between the maturities and repricing intervals applicable to interest-earning assets and interest-bearing liabilities is commonly referred to as the "gap."

[CAPTION]


                                     Maturity or Repricing
                                         (in millions)
                            30 days       31-180     181-365
                            or less       days       days


Interest-earning Assets:
Loans                      $ 272.6      $  37.6    $  65.2
Securities                    16.3         77.2       37.6
Other earning assets         314.2         --         --
Total interest-earning
  Assets                     603.1        114.8      102.8

Interest-bearing
  Liabilities:
Interest-bearing
  deposits                   199.6        221.0      140.3
Short term borrowings         74.0         --         --
Long term debt               176.7         --         --
Total interest-bearing
  Liabilities                450.3        221.0      140.3

Gap                          152.8       (106.2)     (37.5)

Cumulative Gap             $ 152.8      $  46.6    $   9.1

(continued)


                                     Maturity or Repricing
                                         (in millions)
                                 Over
                                 one year       Total


Interest-earning Assets:
Loans                           $ 288.5         $ 663.9
Securities                         82.4           213.5
Other earning assets               --             314.2
Total interest-earning
  Assets                          370.9         1,191.6

Interest-bearing Liabilities:
Interest-bearing deposits         117.6           678.5
Short term borrowings              --              74.0
Long term debt                     --             176.7
Total interest-bearing
  Liabilities                     117.6           929.2

Gap                               253.3            --

Cumulative Gap                  $ 262.4         $ 262.4




     Interest-earning assets and interest-bearing liabilities are influenced by both factors outside the control of management, such as current interest rates, and factors controlled by management, such as the rates paid on deposits. If market interest rates decline and the Company does not make equivalent reductions in the rates paid on its deposits, short term net interest income should decline. Conversely, if interest rates increase and the Company does make an equivalent increase in deposit rates, net interest income should increase. The Company's cumulative gap at September 30, 1995 for the next year was $9.1 million. As a result, management does not believe that the Company's operating results will be significantly impacted by changes in interest rates over the next year.

Supervision and Regulation

     Bank holding companies and banks operate in a highly regulated environment and are subject to supervision and examination by both federal and state bank regulatory agencies. The Company is subject to the Bank Holding Company Act of 1956, as amended (the "Bank Holding Company Act"), and to regulation and supervision by the FRB. Capital Bank, as a state chartered commercial bank, is subject to the regulation and supervision of the FDIC and the FDBF.

Federal and state laws and regulations govern matters including the regulation of certain debt obligations, changes in control, maintenance of adequate capital for general business operations and the financial condition of a financial institution, permissible types, amounts and terms of loans and investments, the level of reserves against deposits, restrictions on dividend payments, establishment and closing of branch offices, and the maximum rate of interest that may be charged. The FRB possesses cease and desist powers over bank holding companies to prevent or remedy unsafe or unsound practices or violations of law. The FDBF and FDIC have similar enforcement powers with respect to Florida-chartered banks. These and other restrictions limit the manner in which the Company and Capital Bank may conduct business and obtain financing. Furthermore, the commercial banking business is affected not only by general economic conditions, but also by the monetary policies of the FRB. Changes in monetary or legislative policies may affect the interest rates Capital Bank offers to attract deposits and the interest rates it may charge on its loans.

These monetary policies have had, and are expected to continue to have, significant effects on the operating results of commercial banks, including Capital Bank.

Pending Litigation

     On February 8, 1995, certain shareholders of the Company commenced a derivative action in the Circuit Court of the 11th Judicial Circuit for Dade County, Florida against the Company, Daniel M. Holtz, the Chairman of the Board, President and Chief Executive Officer of the Company, Fana Holtz, the Vice Chairman of the Board, Javier Holtz, a director of Capital Bank, and Abel Holtz, the former Chairman of the Board, President and Chief Executive Officer (the "Derivative Action"). The Derivative Action was subsequently amended to add, among other things, the remaining members of the Board of Directors as defendants. Through the Derivative Action, the plaintiffs alleged that certain defendants engaged in a series of illegal activities causing harm to the Company and Capital Bank, including (i) the settlement of a sexual harassment claim, (ii) the payment of excessive compensation and separation payments, (iii) the appointment of unqualified family members as officers, (iv) the withholding of information and (v) the misappropriation of Capital Bank funds for personal uses. The plaintiffs also alleged that such individuals engaged in a series of activities designed to improperly increase or maintain their interest in, and control of, the Company, including (i) the unlawful use of proxies, (ii) the prevention of investigations and shareholder meetings, (iii) the unlawful alteration of the composition of the Company's Board of Directors and (iv) the failure to obtain approval for a change in control.

     The Board of Directors of the Company established an independent committee to investigate the allegations contained in the Derivative Action and to hire independent legal counsel. Thereafter, the plaintiffs alleged that the independent committee was not independent because members were invalidly elected by the Board and because such members knew or should have known about the alleged illegal proxy solicitation and alleged fraudulent actions by the other defendants. Upon motion of the defendants, the complaint was dismissed without prejudice in November 1995 for containing legal argument, which the court ruled to be improper. The Court allowed for the filing of an amended complaint, but stayed the proceedings and any required response to an amended complaint until the independent committee has a reasonable period of time to complete its review.

     An amended complaint was filed in December 1995 containing substantially the same allegations. A new director and former director of the Company were added as defendants, while another former director of the Company was removed as a defendant. The plaintiffs are seeking, on behalf of the Company, unspecified monetary damages, including treble damages, reasonable costs and attorneys' fees, and injunctive relief (i) precluding Fana Holtz
from voting shares for which she has proxies   ,     (ii) setting
aside a February 27, 1995 shareholders' meeting, (iii) reinstating two former directors, (iv) precluding the current Board from taking any action and (v) returning certain shares to the Company. No motions seeking such relief have been filed. No monetary relief is sought from the Company and no count specifically seeks relief from the Company.

     Also on February 8, 1995, a shareholder of the Company commenced an individual action in the Circuit Court of the 11th Judicial Circuit for Dade County, Florida against the Company, Daniel Holtz, Fana Holtz and Abel Holtz. Such action alleged that the defendants, other than the Company, breached fiduciary duties owed to the plaintiff by, among other things, improperly using proxies to vote shares of the Company owned by the plaintiff and another shareholder to engage in improper activity and to promote their personal interest to the detriment of the plaintiff. In support of the complaint, the plaintiff asserted many of the same allegations contained in the Derivative Action. Thereafter, the plaintiff filed an amended complaint pursuant to which an additional plaintiff was added (both plaintiffs are named plaintiffs in the Derivative Action) and all the existing and certain former directors of the Company were added as defendants. The amended complaint alleged that certain of the defendants unlawfully solicited proxies for a shareholders' meeting and that the actions taken at this meeting, including the reduction in the size of the Board, were invalid. The amended complaint also sought a court order directing the Company to hold a shareholders' meeting on or before May 28, 1995 to elect a board of directors (although the required papers to have a hearing on the matter have not been filed).

     Upon motion of the defendants, the amended complaint was dismissed without prejudice for containing legal argument, which the court ruled to be improper. The Court dismissed with prejudice the plaintiff's request to terminate the proxies granted by the non-plaintiff shareholder. The Court allowed for the filing of an amended complaint, but stayed the proceedings as to certain claims until the independent committee has a reasonable period of time to complete its review. The Court also indicated that certain counts of the complaint did not properly plead the elements for injunctive relief. An amended complaint was filed in December 1995 containing substantially the same allegations. The plaintiffs seek unspecified monetary damages and costs and, in addition to the injunctive relief requested in the Derivative Action, plaintiffs seek (i) a termination of the proxy granted by one of the plaintiffs, (ii) to prevent Daniel Holtz from voting proxies, (iii) a constructive trust for shares and options obtained as a result of an alleged breach of fiduciary duty, (iv) an order returning to one of the plaintiffs his percentage of any shares obtained by members of the Holtz family because of the control group created by the proxies, (v) a meeting of shareholders and (vi) reinstatement of one of the plaintiffs to the Board of Directors and invalidation of the actions of the current Board (although the required papers to hold a hearing on the matter have not been filed). Plaintiffs also seek declaratory relief invalidating the proxies and former actions with respect to which the proxies were voted. The plaintiffs have not indicated that they are seeking any monetary relief from the
Company other than costs.  The Company has             filed a
motion to dismiss the two counts of the complaint in the
individual     action             in which it is named and has
moved to stay certain other counts     of the             complaint
on the grounds that those claims are derivative.



     The Company does not believe that the outcome of the foregoing litigations will have a material adverse effect on the Company's
financial condition           ,     results of operations    or
liquidity    .

        Pursuant to its Bylaws, the Company is authorized to indemnify, to the extent permitted by the laws of the State of Florida, any person who is made a party to any lawsuit or action by reason of the fact that he or she is or was a director or officer of the Company. By virtue of this provision, the Company is currently advancing the legal expenses of its outside directors who were named as defendants in the above litigation. Those directors have agreed in writing to repay the Company for all or any portion of those advances which they are ultimately found not to have been entitled to pursuant to applicable Florida law. The Company may in the future also pay the legal expenses of its other directors who are also named defendants in the litigation.

     Under Florida law, the Company will not be required to indemnify any such director unless the following criteria are met:
(i) he or she is a party to the litigation because of his or her status as a director or officer of the Company and (ii) he or she is successful in his or her defense of the litigation. At the other extreme, no indemnification can be made to a director if a judgment or final adjudication establishes that the actions or non-actions of that director were material to the cause of action and constituted (i) a violation of criminal law (unless the director had a reasonable cause to believe that his conduct was lawful or had no reasonable cause to believe that his conduct was unlawful); (ii) willful misconduct or a conscious disregard for the best interests of the Company; or (iii) a transaction in which the director received an improper personal benefit. In circumstances, where a director seeking indemnification has not been successful in his or her defense in the litigation but the factual circumstances prohibiting indemnification have not been adjudicated to exist, indemnification by the Company will not be required, but may be permitted under Florida law. At this time, it is impossible to determine whether the circumstances at the conclusion of the litigation will permit, prohibit or require indemnification by the Company of any or all of its directors or what factors will be considered in such determination, other than those factors set forth above.

     Based on the information currently available to the Company, management does not believe that the indemnification of the directors named as defendants in the above litigation will have a material adverse effect on the financial condition, results of operations or liquidity of the Company. However, the actual effects of such indemnification on the Company cannot be finally determined until the amount of such indemnification, if any, is fixed.

Voting Control and Control Application    and Other Regulatory
Matters

     As of             February 14, 1996    , Daniel Holtz,
Chairman of the Board, President and Chief Executive Officer of the Company, Fana Holtz, the Vice-Chairman of the Board, and Javier Holtz, a director of Capital Bank, owned and/or had the power to
vote, approximately 7%,             40%     and             4%
(51%     in the aggregate), respectively, of the Company's Common
Stock (including shares of Common Stock subject to options exercisable by such individuals within 60 days), none of which shares are being offered for sale hereunder. Fana Holtz, Daniel Holtz, and Javier Holtz have advised the Company that they
   had     discussions with the FDBF as to whether one or more of
them was required under Florida law to file an application to acquire and/or maintain a controlling interest in Capital Bank through their ownership and control of the Company. As a result of those discussions, Fana Holtz, Daniel Holtz and Javier Holtz have advised the Company that they, both individually and as a group, have voluntarily filed an application to acquire and/or maintain a controlling interest in the Company, although they do not believe such an application is legally required. Fana Holtz, Daniel Holtz and Javier Holtz are also having discussions with the FRB as to whether a control filing is required under federal law. The plaintiffs and another shareholder in the above-described litigations have filed a Notice of Intent to Appear and Petition for a Formal Administrative Hearing with the FDBF in connection with the disposition of the Florida application. A hearing date
has been set for             August     1996.  It cannot presently
be determined what effect, if any,    the discussions with the
FRB     or the FDBF's action on the application          will have
on the Company   , although if control applications ultimately were
determined to be required and such applications were denied, regulatory authorities could take various actions, including requiring that one or more members of the Holtz family divest sufficient shares of the Company so as not to have legal control of the Company as defined by regulatory authorities.

        Abel Holtz, the former Chairman of the Board, President and Chief Executive Officer of the Company and currently a shareholder of the Company is subject to the restrictions of Section 19 of the Federal Deposit Insurance Act, which preclude him from controlling or otherwise participating in the conduct of the affairs of the Company and Capital Bank. Abel Holtz has advised the Company that he has orally agreed with the FDIC not to vote his shares of the Company at the present time. Federal bank regulatory authorities are also examining and investigating whether Abel Holtz and some or all of the persons discussed in this section, including the Company and its subsidiaries, as well as possibly other persons, are in compliance with applicable change in control laws and Section 19. To date, the Company is unaware of any conclusions which may have resulted from these inquiries.

Certain Potential Anti-Takeover Provisions; Continuing Insider
Control of the Company

     Certain provisions of the Company's Articles of Incorporation, as amended, could delay or frustrate the removal of incumbent directors and could make a merger, tender offer or proxy contest involving the Company more difficult, even if such events could be perceived as beneficial to the interests of the Company's shareholders. In particular, the Company's Articles of Incorporation provide that the affirmative vote of the holders of not less than two-thirds of the outstanding Common Stock is required for (i) the approval of any merger or consolidation of the Company with or into another company; (ii) the approval of any sale, lease or other disposition of all or substantially all of the assets of the Company; or (iii) the removal of any director, or the entire Board of Directors, with or without cause. Furthermore, certain provisions of state and federal law may also have the effect of discouraging or prohibiting a future takeover attempt in which shareholders of the Company might otherwise receive a substantial premium for their shares over then-current market prices. Current directors and executive officers of the Company and Capital Bank held approximately 60% of the total voting power
of the Company's outstanding voting stock as of             March
11, 1996     (not including shares of Common Stock underlying
options exercisable by such individuals within 60 days). This voting control will not be impacted by the sale of the Shares by the Selling Shareholders.

Ability to Make Dividend Payments

     In the past, the Company has paid regular quarterly dividends on its Common Stock. However, because the Company's business operations are conducted primarily through Capital Bank and Capital Factors, the Company's ability to pay dividends is directly dependent on the dividends paid by Capital Bank to the Company.
The ability of Capital Bank to pay dividends is subject to its continuing profitable operations and limitations on the aggregate amount of cash dividends that it can pay. There can be no assurance that Capital Bank's future earnings will support continued dividend payments to the Company.

Limited Trading Market for Common Stock and Potential Volatility of
Stock Price

     The Company only began listing the Common Stock on Nasdaq National Market on July 27, 1995 and, therefore, there is currently a limited trading market. There can be no assurance that an active and regular trading market for the Common Stock will develop or that if developed, it will be sustained. The market price of the Common Stock could be subject to significant fluctuation in response to the Company's operating results and other factors, including the status of government regulation and factors affecting the banking industry generally.


                           USE OF PROCEEDS

     The Company will receive no proceeds from the sale of any of or all of the Shares of Common Stock being offered by the Selling Shareholders hereunder. The Company will, however, pay all of the expenses, estimated to be approximately $46,490, in connection with this offering, other than underwriting commissions and discounts and fees and expenses of counsel to the Selling Shareholders.

                        SELLING SHAREHOLDERS

     The Shares of Common Stock offered hereby are owned by the Selling Shareholders and were acquired pursuant to a Purchase Agreement, dated July 27, 1995, by and among the Company, Capital Bank and the Selling Shareholders (the "Purchase Agreement"). The Company has been advised by the Selling Shareholders that none of the Selling Shareholders, nor any of their executive officers, directors or majority shareholders, has ever held a position or office, or has had any material relationship with, the Company. The following table sets forth certain information with respect to the ownership of the Common Stock by each Selling Shareholder.

[CAPTION]


                                                    Percent of
                            Number of   Number of    Shares of
                          Shares Owned   Shares    Common Stock
Name and Address of         Prior to     Offered    Held Prior
Selling Shareholder         Offering     Hereby     to Offering

Keefe Partners L.P.(2)        117,000     96,700        1.6%
c/o Keefe Managers, Inc.
375 Park Avenue
New York, New York  10152

Rainbow Partners L.P.(3)        2,400        800        *
c/o Rainbow Managers, LLC
375 Park Avenue
New York, New York  10152


Keefe Offshore Fund Ltd.(4)    16,800     13,800        *
c/o Keefe Managers, Inc.
375 Park Avenue
New York, New York  10152

GAM Equity (No. 10) Inc.(5)    10,300      8,700        *
c/o Keefe Managers, Inc.
375 Park Avenue
New York, New York  10152

(continued)


                                    Ownership of
                                       Shares
                                   of Common Stock
                                  After Offering(1)

                                  Shares        Percentage

Keefe Partners L.P.(2)            20,300            *
c/o Keefe Managers, Inc.
375 Park Avenue
New York, New York  10152

Rainbow Partners L.P.(3)           1,600            *
c/o Rainbow Managers, LLC
375 Park Avenue
New York, New York  10152

Keefe Offshore Fund Ltd.(4)        3,000            *
c/o Keefe Managers, Inc.
375 Park Avenue
New York, New York  10152

GAM Equity (No. 10) Inc.(5)        1,600            *
c/o Keefe Managers, Inc.
375 Park Avenue
New York, New York  10152






*    Less than 1%.

(1) Assumes all Shares registered hereunder have been sold. Because the Selling Shareholders may sell all, some or none of their Shares, no actual estimate can be made of the aggregate number of Shares that are to be offered hereby or the number or percentage of Shares that each Selling Shareholder will own upon completion of the offering to which this Prospectus relates. The Selling Shareholders have advised the Company that additional shares of Common Stock owned by the Selling Shareholders may be sold, from time to time, through available means pursuant to applicable securities laws. The Company has also been advised that, subject to applicable securities laws, the Selling Shareholders may purchase, from time to time, additional shares of Common Stock.

(2) Keefe Partners L.P. ("Keefe Partners") is a Delaware limited partnership. Keefe Managers, Inc. ("Keefe Managers"), a Delaware corporation and registered investment advisor, and HVK Managers L.P. ("HVKM"), a Delaware limited partnership, serve as general partners of such entity. Harry V. Keefe, Jr. ("Keefe") is the sole stockholder and Chairman and Chief Executive Officer, and Matthew F. Byrnes ("Byrnes") is the President of Keefe Managers. Keefe is the sole general partner of HVKM.

(3) Rainbow Partners L.P. ("Rainbow Partners") is a Delaware limited partnership. Rainbow Managers, LLC ("Rainbow Managers"), a New York limited liability company and registered investment advisor, and Rainbow Holdings, LLC ("Rainbow Holdings"), a New York limited liability company, serve as general partners of Rainbow Partners. Keefe is the Chairman and Chief Executive Officer and Byrnes is the President and Chief Operating Officer of each of Rainbow Managers and Rainbow Holdings. Rainbow Managers and Keefe Managers are under common control.

(4) Keefe Offshore Fund Ltd. ("Keefe Offshore") is a Cayman Islands company. Keefe Managers serves as investment advisor to such entity. Keefe is the owner of all of the outstanding voting stock of Keefe Offshore. Keefe and Field Directors (Cayman) Ltd. are directors of Keefe Offshore. Field Directors (Cayman) Ltd. is a wholly-owned subsidiary of Bank of Butterfield International (Cayman) Ltd., Keefe Offshore's administrator.

(5) GAM Equity (No. 10) Inc. is an international business company organized under the laws of the British Virgin Islands. Keefe Managers serves as investment advisor to an advisory account of such entity.






                        PLAN OF DISTRIBUTION

     The Selling Shareholders have advised the Company that they may from time to time sell all or part of the Shares in one or more transactions in the over-the-counter market, on the Nasdaq National Market (or any exchange on which the Common Stock may then be listed), in negotiated transactions, or pursuant to a combination of such methods of sale. Such shares will be sold at the market prices prevailing at the time of sale, at prices related to such market prices or at negotiated prices. The Selling Shareholders may effect such transactions by selling the Shares to or through broker-dealers, and such broker-dealers may receive compensation in the form of underwriting discounts, concessions or commissions from the Selling Shareholders or purchasers of the Shares, or both, for whom they may act as agent (which compensation may be in excess of customary commissions). In connection with such sales, the Selling Shareholders and any broker-dealers or agents participating in such sales may be deemed to be underwriters as that term is defined under the Securities Act. Neither the Company nor the Selling Shareholders can presently estimate the amount of commissions or discounts, if any, that will be paid by the Selling Shareholders in connection with their sale of the Shares from time to time. In addition to sales under the Registration Statement, Shares may be sold by the Selling Shareholders through an applicable exemption from registration, including, without limitation, pursuant to Rule 144 promulgated under the Securities Act.

     Under the securities laws of certain states, the Shares may be sold in such states only through registered or licensed broker-dealers. In addition, in certain states the Shares may not be sold unless the Shares have been registered or qualified for sale in such state or an exemption from registration or qualification is available.

     The Company will pay all of the expenses, estimated to be approximately $46,490, in connection with this offering, other than underwriting commissions and discounts and fees and expenses of counsel to the Selling Shareholders. The Company has agreed to indemnify the Selling Shareholders, their directors, officers, agents and representatives, and any underwriters, against liabilities caused by any untrue statement of a material fact contained in the Registration Statement or caused by any omission of a material fact necessary to make the statements therein not misleading, unless such untrue statement or omission was furnished or required to be furnished to the Company by the Selling Shareholders. The Selling Shareholders have also agreed to indemnify the Company, its directors, officers, agents and representatives against liabilities caused by any untrue statement of a material fact contained in the Registration Statement or caused by any omission of a material fact necessary to make the statements therein not misleading, but only if such liabilities are caused by any untrue statement or omission of information furnished by the Selling Shareholders. The Shares are being registered at the request of the Selling Shareholders pursuant to the Purchase Agreement. The Company will not receive any of the proceeds from the sale of any of the Shares by the Selling Shareholders.

     The Company has been advised by the Selling Shareholders that they will comply with Rule 10b-6 promulgated under the Exchange Act, in connection with all resales of the Shares offered hereby. The Company has also been advised by the Selling Shareholders that
they had not, as of             February 16, 1996    , entered into
any arrangement with a broker-dealer for the sale of the Shares through a block trade, special offering, exchange distribution or secondary distribution.


                     DESCRIPTION OF COMMON STOCK

     The Company's Articles of Incorporation, as amended, authorize the issuance of 20 million shares of Common Stock. The Company declared a three-for-two stock split in the form of a stock dividend for shareholders of record on June 22, 1995. As of
        March 11    , 1996, and after giving effect to the
foregoing, there were             7,460,526     shares of Common
Stock issued and outstanding.  Options to purchase
   97,209     and             1,198,819     shares of Common Stock
are outstanding under the Company's 1982 Stock Option Plan and 1992 Stock Option Plan, respectively.

     Holders of Common Stock are entitled to one vote for each share of Common Stock held of record upon all matters presented for action by shareholders. Additionally, holders of Common Stock are entitled to receive such dividends as may be declared by the Company's Board of Directors. The Board of Directors may, from time to time, declare, and the Company may pay, dividends and other distributions with respect to its outstanding shares of Common Stock in cash, property or shares of Common Stock which are legally available therefor. Upon liquidation or dissolution of the Company, all such holders are entitled to receive a pro rata portion of the assets of the Company legally available for distribution to its shareholders, if any, after the payment of all debts and liabilities of the Company.

     The Common Stock has no preemptive rights and no subscription, redemption or conversion privileges. The Common Stock does not have cumulative voting rights, which means that the holders of a plurality of the outstanding shares of Common Stock can elect all members of the Company's Board of Directors. A plurality or majority vote is also sufficient for other actions that require the vote or concurrence of shareholders. All of the outstanding shares of Common Stock are fully paid and nonassessable.

     The following table reflects the annual dividends per share of the Common Stock that have been declared and paid during 1994 and 1995, retroactively adjusted to reflect the three for two stock split in the form of a stock dividend for shareholders of record on June 22, 1995. Dividends were paid quarterly in equal amounts.


[CAPTION]




                   Year           Amount Per Share

                   1994                33 1/3
                   1995                33 1/3





     The Company anticipates that it will continue payment of regular dividends to its shareholders at the same rate. There can be no assurance, however, as to the payment of such dividends in the future because such payment is dependent upon the earnings and financial condition of the Company, the need for future capital and other factors, including, without limitation, satisfaction of regulatory requirements.

     The Common Stock is listed on the Nasdaq National Market under the symbol "CBCP." The transfer agent for the Common Stock is Chemical Mellon Shareholder Services, Four Station Square, Third
Floor, Pittsburgh, Pennsylvania 15219.


                            LEGAL MATTERS

     The validity of the Shares being offered hereby is being passed upon for the Company by Greenberg, Traurig, Hoffman, Lipoff, Rosen & Quentel, P.A., 1221 Brickell Avenue, Miami, Florida 33131.


                               EXPERTS

     The financial statements of the Company incorporated in this prospectus by reference from the Company's Annual Report on Form 10-K for the year ended December 31, 1994, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.











     No dealer, salesperson or any other person has been authorized to give any information or to make any representation other than those contained in this Prospectus in connection with the offering made hereby, and, if given or made, such information or representations must not be relied upon as having been authorized by the Company. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities other than the registered securities to which it relates, or an offer to sell or solicitation of an offer to buy such securities in any jurisdiction where, or to any person to whom, it is unlawful to make such an offer or solicitation. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create any implication that there has been no change in the affairs of the Company since the date hereof or that the information contained herein is correct as of any time subsequent to the date of this Prospectus.
























                           120,000 Shares

                           CAPITAL BANCORP

                            Common Stock












                             PROSPECTUS















                                                , 1996




































                               PART II
               INFORMATION NOT REQUIRED IN PROSPECTUS


Item 14.OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The Company will pay all of the expenses incurred in connection with the offering described in this registration statement, other than underwriting commissions and discounts and counsel fees and expenses of counsel of the Selling Shareholders.
Such expenses are estimated to be as follows:


Securities and Exchange Commission
  registration fee . . . . . . . . . . . . . . . . . . . $   1,490
Legal fees and expenses. . . . . . . . . . . . . . . . .    25,000
Accounting fees and expenses . . . . . . . . . . . . . .    15,000
Miscellaneous. . . . . . . . . . . . . . . . . . . . . .     5,000

     Total . . . . . . . . . . . . . . . . . . . . . . . $  46,490


Item 15.   INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     The Company's Bylaws provide that, to the extent permitted by Florida law, the Company has the power to indemnify any person against whom an action is brought or threatened because that person is or was a director or officer of the Company for expenses (including attorney's fees), judgments or other amounts paid in settlement or otherwise incurred by him or her in connection with such action.

     The provisions of the Florida Business Corporation Act that authorize indemnification do not eliminate the duty of care of a director, and in appropriate circumstances, equitable remedies such as injunctive or other forms of nonmonetary relief will remain available under Florida law. In addition, each director will continue to be subject to liability for (a) violations of criminal laws, unless the director had reasonable cause to believe his or her conduct was lawful or had no reasonable cause to believe his or her conduct was unlawful, (b) deriving an improper personal benefit from a transaction, (c) voting for or assenting to an unlawful distribution and (d) willful misconduct or conscious disregard for the best interests of the Company in a proceeding by or in the right of the Company to procure a judgment in its favor or in a proceeding by or in the right of a shareholder. The statute does not affect a director's responsibilities under any other law, such as the federal securities laws. The effect of the foregoing is to authorize the Company to indemnify its officers and directors for any claim arising against such persons in their official capacities if such person acted in good faith and in a manner that he or she reasonably believed to be in or not opposed to the best interests of the Company, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

     At present, there is pending litigation involving directors and officers of the Company. Indemnification may be sought by officers and directors with respect to such litigation.

     Pursuant to the Purchase Agreement filed as Exhibit 2.1 to this Registration Statement, each of the Company and the Selling Shareholders has agreed to indemnify each other and their respective directors, officers, agents and representatives (and with respect to the indemnification of the Selling Shareholders, any underwriters) against certain civil liabilities that may be incurred in connection with this offering, including certain liabilities under the Securities Act.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or controlling persons of the Company, pursuant to the foregoing provisions or otherwise, the Company has been advised that, in the opinion of the Commission, such indemnification is against public policy as expressed in the Securities Act, and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered hereunder, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.


Item 16.   EXHIBITS

EXHIBIT
NUMBER     DESCRIPTION

     2.1 Stock Purchase Agreement, dated July 27, 1995, by and among the Registrant, Capital Bank and the Selling
           Shareholders

     3.1   Articles of Incorporation, as amended(1)

     3.2   Amended and Restated Bylaws(2)

     5.1   Opinion of Greenberg, Traurig, Hoffman, Lipoff, Rosen &
           Quentel, P.A.   **

     23.1 Consent of Greenberg, Traurig, Hoffman, Lipoff, Rosen & Quentel, P.A. (contained in Exhibit 5.1 hereto)
              **

     23.2  Consent of Deloitte & Touche LLP        *

     24.1  Power of Attorney (contained on signature page)   **


*    Filed herewith.

   **      Previously filed    .

(1)  Incorporated by reference to Exhibit 3.1 of the Company's
     Registration Statement (Registration Number 0-26080) on Form
     8-A as filed with the Securities and Exchange Commission on July 17, 1995.

(2) Incorporated by reference to Exhibit 3.2 filed with the Company's Annual Report on Form 10-K for the year ended
     December 31, 1994, filed with the Securities and Exchange
     Commission on March 31, 1995.


Item 17.   UNDERTAKINGS.

     (a)   The undersigned Registrant hereby undertakes:

           (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

           (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

           (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     (b) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to
Section 15(d) of the Exchange Act) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (c) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.






































                             SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and
has duly caused this Amendment No.             2     to
Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Miami, State
of Florida, on this             19th     day of    March    , 1996.


                                     CAPITAL BANCORP


                                     By:/s/ DANIEL M. HOLTZ
                                        Daniel M. Holtz, Chairman
of
                                        the Board, President and
                                        Chief Executive Officer


     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.


[CAPTION]



Signature                     Title                Date

/s/ DANIEL M. HOLTZ     Chairman of the Board,             March
19, 1996
DANIEL M. HOLTZ         President and Chief
                        Executive Officer
                        (principal executive
                        officer)

/s/ FANA HOLTZ*         Vice Chairman of the                March
19, 1996
FANA HOLTZ              Board

/s/ LUCIOUS T. HARRIS*  Treasurer (principal                March
19, 1996
LUCIOUS T. HARRIS       financial and
                        accounting officer)

/s/ CRAIG L. PLATT*     Director                            March
19, 1996
CRAIG L. PLATT

/s/ JEFFREY H. PORTER*  Director                            March
19, 1996
JEFFREY H. PORTER


/s/ LEON J. SIMKINS*    Director                            March
19, 1996
LEON J. SIMKINS


/s/ RUSSELL W. GALBUT*  Director                            March
19, 1996
RUSSELL W. GALBUT


/s/ HUGH CULVERHOUSE,   Director                            March
19, 1996
  JR.*
HUGH CULVERHOUSE, JR.



*By:/s/ DANIEL M. HOLTZ                                     March
19, 1996
DANIEL M. HOLTZ, Attorney-in-fact


















                            EXHIBIT INDEX





Number           Description               Page

23.2        Consent of Deloitte &
            Touche LLP.                       24








































                            EXHIBIT 23.2


                    INDEPENDENT AUDITORS' CONSENT



We consent to the incorporation by reference in this Registration Statement of Capital Bancorp on Form S-3 of our report dated February 24, 1995 appearing in the Annual Report on Form 10-K of Capital Bancorp for the year ended December 31, 1994 and to the reference to us under the heading "Experts" in the Prospectus, which is part of this Registration Statement.








Deloitte & Touche LLP
Certified Public Accountants
Miami, Florida



            March 18    , 1996